UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
 Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Delay in Date of Special General Meeting

Macrocure Ltd. (“Macrocure”) hereby reports that its previously-announced special general meeting of shareholders (the “Meeting”) will be delayed by one week.  The Meeting, which was described in Macrocure’s press release issued on November 7, 2016 that was annexed to Macrocure’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), furnished to the Securities and Exchange Commission (the “SEC”) on November 7, 2016, is now scheduled to take place on Monday, December 19, 2016, at 3:00 p.m., Israel time, in lieu of the previously-announced date of Monday, December 12, 2016.

The Meeting will be held at the offices of Macrocure’s Israeli counsel, Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan 5250608, Israel. The record date for determining shareholders entitled to vote at the Meeting remains Friday, November 11, 2016.

As previously reported by Macrocure, the Meeting is being convened to approve, among related matters, the merger of Macrocure with Leap Therapeutics, Inc. (“Leap”), a clinical stage immuno-oncology company, pursuant to which Macrocure will become a wholly-owned subsidiary of Leap, and Leap will become a public company whose shares will be traded on NASDAQ (assuming the approval of its listing application, such approval being a condition to the consummation of the merger) (collectively, the “Merger”).

A press release issued by Macrocure to announce the new Meeting date is annexed to this Form 6-K as Exhibit 99.1.

Materials for Special General Meeting

Annexed hereto are copies of the following materials being furnished by Macrocure to its shareholders in connection with the Meeting:

1.	Exhibit 99.2: Cover Letter and Proxy Statement, each dated November 25, 2016, being mailed to the shareholders of Macrocure in connection with the Meeting.
2.	Exhibit 99.3: Proxy Card being mailed to shareholders of Macrocure for use in connection with the Meeting.

Together with the foregoing, Macrocure’s shareholders will also receive a copy of Leap’s definitive prospectus. A copy of the prospectus, which forms a part of Leap's Registration Statement on Form S-4 (SEC File No. 333-213794), was filed by Leap with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”), on November 23, 2016.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements that are not historical facts, such as statements regarding whether shares of Leap will be listed for trading on NASDAQ and whether agenda items at the Meeting will be approved, and assumptions related to regulatory authorizations.  Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements are based on Macrocure’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties, and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the expected timing and likelihood of completion of the proposed Merger, the occurrence of any event, change, or other circumstance that could result in the termination of the merger agreement, receipt and timing of any required governmental or regulatory approvals relating to the listing of Leap’s common stock or otherwise relating to the Merger, the anticipated amount needed to finance the combined company’s future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, or additional competition in the market. The forward-looking statements made herein speak only as of the date of this Form 6-K, and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

In connection with the meeting, Macrocure is sending to its shareholders Macrocure's proxy statement describing logistical information related to the Meeting, as well as a description of the proposals to be voted upon at the Meeting, along with a proxy card enabling them to submit their votes on those proposals. Macrocure’s shareholders will also be receiving, together with the proxy materials, a copy of Leap’s prospectus, which describes Leap, its business, the merger, the rights of Leap’s shareholders, and related risks, among other matters.

Macrocure is furnishing copies of the proxy statement and form of proxy card as exhibits to this Form 6-K.  Leap has filed with the SEC a copy of  its definitive prospectus, which forms a part of its Registration Statement on Form S-4 (SEC File No. 333-213794), pursuant to Rule 424(b)(3) under the Securities Act, on November 23, 2016.

This communication is not a substitution for the registration statement, final prospectus, proxy statement, or any other documents that Leap and Macrocure have filed or furnished, or may file or furnish, with or to the SEC, or have sent to shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO, OR TO BE FILED WITH OR FURNISHED TO, THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY RECEIVE THEM BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT LEAP, MACROCURE, AND THE PROPOSED MERGER. Investors and security holders may obtain free copies of the registration statement, the prospectus, the proxy statement, and any other documents filed with, or furnished to, the SEC by Leap and Macrocure at the SEC’s website at www.sec.gov. Copies of documents filed by Leap may be obtained for free by contacting Leap Investor Relations by mail at Leap Therapeutics, Inc., 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141, Attention: Investor Relations or by telephone at (617) 714-0360.  Copies of documents furnished by Macrocure may be obtained for free by contacting Macrocure Investor Relations by telephone at +972-54-565-6011, or by going to Macrocure’s Investor Relations page at http://investor.macrocure.com/. The contents of Macrocure’s website are not deemed to be incorporated by reference into the registration statement, the prospectus, or the proxy statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: November 25, 2016	By:	/s/ Shai Lankry
	Name:	Shai Lankry
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Exhibit Description
99.1	Press Release issued by Macrocure on November 25, 2016, announcing a delay in the date of Macrocure’s special general meeting of shareholders

99.2
Cover Letter and Proxy Statement, each dated November 25, 2016, being mailed to the shareholders of Macrocure in connection with Macrocure’s special general meeting of shareholders that is now scheduled to be held on Monday, December 19, 2016 at 3:00 p.m., Israel time.

99.3	Proxy Card being mailed to the shareholders of Macrocure for use in connection with Macrocure’s special general meeting of shareholders that is now scheduled to be held on Monday, December 19, 2016.